

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2023

Kimball Carr
Chief Executive Officer
Inspire Veterinary Partners, Inc.
780 Lynnhaven Parkway
Suite 400
Virginia Beach, VA 23452

>   **Re: Inspire Veterinary Partners, Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed August 2, 2023**
>   **File No. 333-271198**

Dear Kimball Carr:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 31, 2023 letter.

Amendment No. 5 to Registration Statement on Form S-1

General

1.   We note that your free writing prospectus, filed July 27, 2023, includes a 2023-24 forecast of, among other things, target 2023 revenue and earnings. Please tell us how this information is consistent with the requirements of Rule 433(c). We note that your prospectus does not appear to contain 2023 projections and the basis for your revenue and earnings projections is unclear absent compliance with Item 10(b) of Regulation S-K.

You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Joe Laxague, Esq.